

12060953





UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | April 30, 2013 |
| Estimated average burden hours per response | 12.00 |

# ANNUAL AUDITED REPORT
# FORM X-17A-5/A
# PART III

| SEC FILE NUMBER |
|---|
| 8-66778 |

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ALPHA OMEGA CAPITAL SECURITIES, LLC

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7400 BEAUFONT SPRINGS DRIVE, SUITE #105
(No. and Street)

RICHMOND (City) VA (State) 23225 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CHERRY BEKAERT & HOLLAND
(Name – *if individual, state last, first, middle name*)

200 SOUTH 10TH ST. STE. 900 (Address) RICHMOND (City) VA (State) 23219 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 4/5

AB 4/5

## OATH OR AFFIRMATION

I, JAMES L PAPER JR, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ALPHA OMEGA CAPITAL SECURITIES, LLC, as of MARCH 7, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

Signature

REGISTERED PRINCIPAL

Title

Notary Public

Notary Registration # 367080
My Commission: April 30, 2013

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# ALPHA OMEGA CAPITAL SECURITIES, LLC

Reports of Independent Auditor and
Financial Statements

December 31, 2011 and 2010

**ALPHA OMEGA CAPITAL SECURITIES, LLC**

**Contents**


CHERRY
BEKAERT&
HOLLAND
CERTIFIED PUBLIC
ACCOUNTANTS &
CONSULTANTS

**Independent Auditors' Report**

The Board of Directors
Alpha Omega Capital Securities, LLC
Richmond, Virginia

We have audited the accompanying statements of financial condition of Alpha Omega Capital Securities, LLC (the "Company"), as of December 31, 2011 and 2010 and the related statements of operations, changes in member's interest, and cash flows for the years then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Alpha Omega Capital Securities, LLC as of December 31, 2011 and 2010 and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Cherry, Bekaert & Holland, L.L.P.

Richmond, Virginia
February 27, 2012

## ALPHA OMEGA CAPITAL SECURITIES, LLC

Statements of Financial Condition

### ASSETS

| | As of December 31, | |
|---|---|---|
| | 2011 | 2010 |
| **Current assets** | | |
| Cash and cash equivalents | $ 15,722 | $ 10,683 |
| Accounts receivable | - | 7,500 |
| Prepaid expenses | - | 2,699 |
| **Total current assets** | $ 15,722 | $ 20,882 |

### LIABILITIES AND MEMBER'S INTEREST

| | 2011 | 2010 |
|---|---|---|
| **Current liabilities** | | |
| Accounts payable | $ 4,352 | $ 731 |
| **Total current liabilities** | 4,352 | 731 |
| **Member's interest** | 11,370 | 20,151 |
| **Total liabilities and member's interest** | $ 15,722 | $ 20,882 |

See notes to financial statements.

**ALPHA OMEGA CAPITAL SECURITIES, LLC**

Statements of Operations

| | For the Years Ended December 31, 2011 | 2010 |
|---|---|---|
| **Revenue** | | |
| Fees | $ 270,948 | $ 2,294,043 |
| Interest | - | 20 |
| **Total Revenue** | 270,948 | 2,294,063 |
| | | |
| **Expenses** | | |
| Operating expenses allocated from the Parent | 27,000 | 52,875 |
| Commissions | 2,096 | 2,232,746 |
| Amortization | 505 | 538 |
| Professional fees: | | |
| FINOP services | 47,849 | 15,284 |
| Referral fees | 34,099 | - |
| Consulting | 12,034 | 638 |
| Accounting | 6,000 | 5,935 |
| Registration fees | 5,337 | 3,945 |
| Annual renewal fees | 434 | - |
| Education | 413 | 755 |
| Travel and entertainment | 282 | - |
| Legal | 195 | 433 |
| SPIC fees | 139 | 150 |
| Bank service charge fees | 131 | 27 |
| State corporation fees | 50 | 50 |
| Postage and delivery | 15 | - |
| NASD | - | 2,045 |
| **Total expenses** | 136,579 | 2,315,421 |
| | | |
| **Net income (loss)** | $ 134,369 | $ (21,358) |

See notes to financial statements.

**ALPHA OMEGA CAPITAL SECURITIES, LLC**

Statements of Changes in Member's Interest

| | Member's Equity | Retained Earnings (Deficit) | Total |
|---|---|---|---|
| **Balance at January 1, 2010** | $ 11,000 | $ 365 | $ 11,365 |
| Net loss | - | (21,358) | (21,358) |
| Capital contribution | 30,144 | - | 30,144 |
| **Balance at December 31, 2010** | $ 41,144 | $ (20,993) | $ 20,151 |
| Net income | - | 134,369 | 134,369 |
| Distribution | (164,150) | | (164,150) |
| Capital contribution | 21,000 | - | 21,000 |
| **Balance at December 31, 2011** | $ (102,006) | $ 113,376 | $ 11,370 |

See notes to financial statements.

**ALPHA OMEGA CAPITAL SECURITIES, LLC**

Statements of Cash Flows

| | For the Years Ended December 31, | |
|---|---|---|
| | 2011 | 2010 |
| **Cash flows from operating activities** | | |
| Net loss | $ 134,369 | $ (21,358) |
| Adjustments to reconcile net income to net cash provided by (used in) operating activities | | |
| Costs paid directly by parent | - | 22,500 |
| Changes in assets and liabilities: | | |
| Decrease (increase) in accounts receivable | 7,500 | (7,500) |
| Decrease (increase) in prepaid expenses | 2,699 | (1,064) |
| Increase in accounts payable | 3,621 | 731 |
| (Decrease) in deferred revenue | - | (15,000) |
| **Net cash provided by (used in) operating activities** | 148,189 | (21,691) |
| **Cash flows from operating activities** | | |
| Capital distribution to parent | (164,150) | - |
| Capital contribution from parent | 21,000 | 7,645 |
| **Net cash provided by (used in) financing activities** | (143,150) | 7,645 |
| **Net (decrease) increase in cash** | 5,039 | (14,046) |
| **Cash and cash equivalents, beginning** | 10,683 | 24,729 |
| **Cash and cash equivalents, ending** | $ 15,722 | $ 10,683 |
| **Supplemental disclosure of noncash financing activities** | | |
| Capital contribution from parent | $ - | $ 22,500 |

See notes to financial statements.

**ALPHA OMEGA CAPITAL SECURITIES, LLC**

Notes to Financial Statements
December 31, 2011 and 2010

**Note 1 – Organization and nature of business**

***Organization*** – Alpha Omega Capital Securities, LLC (the "Company") is a wholly owned subsidiary of Alpha Omega Capital Partners, LLC (the "Parent") incorporated in the state of Virginia on August 4, 2004. The Company is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority, Inc. (FINRA). The Company intends to act as an introducing broker engaging primarily in debt and equity placements.

The Parent is a structured business transfer, business valuations and growth services company. The Parent's liability, as the sole member of the Company, is limited in that in any proceeding brought by or in the name of the Company, the Parent shall not have liability for damages other than for willful misconduct or a knowing violation of the criminal law.

**Note 2 – Summary of significant accounting policies**

***Basis of presentation*** – The preparation of the Company's financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions as to reported amounts and disclosures in the financial statements. Management believes that the estimates used in preparing the financial statements are reasonable and prudent. Actual results could differ from the estimates included in the financial statements.

***Cash and cash equivalents*** – For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

***Fee revenue*** – The Company's revenues are generated primarily through providing merger and acquisition and private financing placement-related advisory services. The Company receives non-refundable, upfront advisory fees in most transactions. Advisory fees that are received upon the start of the engagement are deferred and recognized as the services are rendered based management's estimate of work performed and deliverables completed. Management estimates a reserve related to refundable advisory fees based on past experience and current knowledge of the transaction, however, at December 31, 2011 and 2010 management determined that a reserve was not needed. Upon closing the transaction the Company is awarded a success fee, which is typically a percentage of the total sales price, and recognizes this revenue at closing when earned.

***Income taxes*** – The Company has elected to be treated as a limited liability company for Federal, state and local income tax purposes. Accordingly, all items of income, expense, gain and loss of the Company are generally reportable on the tax return of its member. Management has evaluated all tax positions that could have a significant effect on the financial statements and determined the Company did not have any uncertain income tax positions at December 31, 2011 and 2010, respectively.

***Fair Value Measurements*** – The carrying amounts of total current assets and total liabilities approximates fair value because of the short term nature of these instruments or that the contractual interest rates associated with these assets or liabilities are considered to be at market rates.

**Note 2 – Summary of significant accounting policies (concluded)**

***Reclassification*** – Certain amounts from the 2010 financial statements have been reclassified to conform with the 2011 presentation.

**Note 3– Related party transactions**

The Company is charged an allocable portion of certain costs, including employee compensation and benefits, occupancy, depreciation of fixed assets and general and administrative costs, all incurred by its Parent on behalf of the Company. These costs are allocated to the Company using various measures that management believes are consistent with the types of costs covered by an expense agreement with the Parent. The Company paid to the Parent $27,000 and $52,875 for the years ended December 31, 2011 and 2010, respectively, for occupancy and general and administrative costs.

**Note 4 – Net capital requirements**

As a registered broker-dealer, the Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule ("Rule 15c3-1"). Rule 15c3-1 requires the maintenance of minimum net capital of $5,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 further requires that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1.

In addition, certain advances, payment of dividends and other equity withdrawals are subject to certain notification provisions of Rule 15c3-1.

At December 31, 2011 and 2010, the Company had net capital of $11,370 and $9,952, respectively, as defined under Rule 15c3-1, which exceeded the requirements by $6,370 and $4,952, respectively. The Company's ratio of aggregate indebtedness to net capital at December 31, 2011 and 2010 was .38 to 1 and .07 to 1, respectively.

**Note 5 – Concentration of credit risk**

The Company places its cash and cash equivalents on deposit with financial institutions in the United States. The Federal Deposit Insurance Corporation (FDIC) provides insurance coverage for up to $250,000 for substantially all depository accounts and temporarily provides unlimited coverage, through December 31, 2012, for certain qualifying and participating non-interest bearing transaction accounts. The Company, from time to time, may have amounts on deposit in excess of the insured limits. As of December 31, 2011 and 2010, the company had no uninsured deposits.

**Note 6 – SIPC supplemental report**

Broker-dealers registered with the Securities and Exchange Commission, with some limited exceptions, are required to be members of the Securities Investor Protection Corporation ("SIPC"). The Company is a member of SIPC. Beginning for fiscal years ending after April 30, 2009, SIPC members that have net operating revenues of more than $500,000, must complete the SIPC supplemental report under SEA Rule 17a-5(e)(4). The Company was not required to have a supplemental report filed under SEA Rule 17a-5(e)(4) due to net operating revenue being less than $500,000.

## ACCOMPANYING INFORMATION


CHERRY
BEKAERT&
HOLLAND
CERTIFIED PUBLIC
ACCOUNTANTS &
CONSULTANTS

**Report of Independent Auditors on Accompanying Information**

The Board of Directors
Alpha Omega Capital Securities, LLC
Richmond, Virginia

We have audited the accompanying financial statements of Alpha Omega Capital Securities, LLC. (the "Company") as of and for the years ended December 31, 2011, and 2010 and have issued our report thereon dated February 27, 2012. Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying information on pages 9 and 10 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Cherry, Bekaert & Holland, L.L.P.

Richmond, Virginia
February 27, 2012

## ALPHA OMEGA CAPITAL SECURITIES, LLC

Schedule I - Computation of Net Capital
Under Rule 15c 3-1

| | As of December 31, | |
|---|---|---|
| | 2011 | 2010 |
| Total member's equity | $ 11,370 | $ 20,151 |
| Accounts receivable | - | (7,500) |
| Prepaid expenses | - | (2,699) |
| Net capital before haircuts on securities positions and other | 11,370 | 9,952 |
| **Net capital** | 11,370 | 9,952 |
| **Schedule of aggregate indebtedness** | | |
| Accounts payable | 4,352 | 731 |
| Deferred revenue | - | - |
| **Total aggregate indebtedness** | 4,352 | 731 |
| **Computation of basic net capital requirement** | | |
| Minimum required net capital | 5,000 | 5,000 |
| Excess of net capital over minimum required | $ 6,370 | $ 4,952 |
| Ratio of aggregate indebtedness to net capital | .38 to 1 | .07 to 1 |
| **Reconciliation with company's computation of net capital** | | |
| Net capital as reported in Company's Part IIA (Unaudited) | | |
| Focus Report | 11,697 | - |
| Net audit adjustments | (327) | - |
| **Net capital per above** | $ 11,370 | $ - |

*There were no material differences between the audited Computation of Net Capital and Aggregate Indebtedness included in this report and the corresponding schedule in the Company's unaudited December 31, 2011 Part 11A FOCUS filing that was amended in February of 2012.*

## Alpha Omega Capital Securities, LLC

Schedule II – Computation for Determination of Reserve Requirements
And Information Relating to Possession or
Control Requirements Under Rule 15c3-3

December 31, 2011 and 2010

The Company claims exemption from the provisions of Rule 15c3-3 of the Securities and Exchange Commission under paragraph k (2)(i) of that Rule.


CHERRY
BEKAERT&
HOLLAND
CERTIFIED PUBLIC
ACCOUNTANTS &
CONSULTANTS

Board of Directors
Alpha Omega Capital Securities, LLC
Richmond, Virginia

In planning and performing our audits of the financial statements of Alpha Omega Capital Securities, LLC (the "Company"), as of and for the years ended December 31, 2011 and 2010 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1) Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify internal controls of financial reporting that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011 and 2010, to meet the SEC's objectives, except as identified above.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Cherry, Bekaert & Holland, L.L.P.

Richmond, VA
February 27, 2012



RECEIVED
MAR 2 0 2012
310


AB 3/27

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | April 30, 2013 |
| Estimated average burden hours per response | 12.00 |

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 66778 |

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ALPHA OMEGA CAPITAL SECURITIES, LLC

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7400 BEAUFONT SPRINGS DRIVE, SUITE #105
(No. and Street)

RICHMOND (City) VA (State) 23225 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CHERRY BEKAERT & HOLLAND
(Name – *if individual, state last, first, middle name*)

200 SOUTH 10TH ST. STE. 900 (Address) RICHMOND (City) VA (State) 23219 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

## OATH OR AFFIRMATION

I, JAMES L PAPER JR., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ALPHA OMEGA CAPITAL SECURITIES, LLC, as of MARCH 7, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

Signature

REGISTERED PRINCIPAL
Title

Notary Public Notary Registration # 367080
My Commission: April 30, 2013

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

**ALPHA OMEGA CAPITAL SECURITIES, LLC**

Reports of Independent Auditor and
Financial Statements

December 31, 2011 and 2010

## ALPHA OMEGA CAPITAL SECURITIES, LLC

### Contents


CHERRY
BEKAERT&
HOLLAND
CERTIFIED PUBLIC
ACCOUNTANTS &
CONSULTANTS

**Independent Auditors' Report**

The Board of Directors
Alpha Omega Capital Securities, LLC
Richmond, Virginia

We have audited the accompanying statements of financial condition of Alpha Omega Capital Securities, LLC (the "Company"), as of December 31, 2011 and 2010 and the related statements of operations, changes in member's interest, and cash flows for the years then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Alpha Omega Capital Securities, LLC as of December 31, 2011 and 2010 and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Cherry, Bekaert & Holland, L.L.P.

Richmond, Virginia
February 27, 2012

**ALPHA OMEGA CAPITAL SECURITIES, LLC**

Statements of Financial Condition

**ASSETS**

| | As of December 31, 2011 | As of December 31, 2010 |
|---|---|---|
| **Current assets** | | |
| Cash and cash equivalents | $ 15,722 | $ 10,683 |
| Accounts receivable | - | 7,500 |
| Prepaid expenses | - | 2,699 |
| **Total current assets** | $ 15,722 | $ 20,882 |

**LIABILITIES AND MEMBER'S INTEREST**

| | 2011 | 2010 |
|---|---|---|
| **Current liabilities** | | |
| Accounts payable | $ 4,352 | $ 731 |
| **Total current liabilities** | 4,352 | 731 |
| **Member's interest** | 11,370 | 20,151 |
| **Total liabilities and member's interest** | $ 15,722 | $ 20,882 |

See notes to financial statements.

**ALPHA OMEGA CAPITAL SECURITIES, LLC**

Statements of Operations

| | For the Years Ended December 31, 2011 | 2010 |
|---|---|---|
| **Revenue** | | |
| Fees | $ 270,948 | $ 2,294,043 |
| Interest | - | 20 |
| **Total Revenue** | 270,948 | 2,294,063 |
| **Expenses** | | |
| Operating expenses allocated from the Parent | 27,000 | 52,875 |
| Commissions | 2,096 | 2,232,746 |
| Amortization | 505 | 538 |
| Professional fees: | | |
| FINOP services | 47,849 | 15,284 |
| Referral fees | 34,099 | - |
| Consulting | 12,034 | 638 |
| Accounting | 6,000 | 5,935 |
| Registration fees | 5,337 | 3,945 |
| Annual renewal fees | 434 | - |
| Education | 413 | 755 |
| Travel and entertainment | 282 | - |
| Legal | 195 | 433 |
| SPIC fees | 139 | 150 |
| Bank service charge fees | 131 | 27 |
| State corporation fees | 50 | 50 |
| Postage and delivery | 15 | - |
| NASD | - | 2,045 |
| **Total expenses** | 136,579 | 2,315,421 |
| **Net income (loss)** | $ 134,369 | $ (21,358) |

See notes to financial statements.

## ALPHA OMEGA CAPITAL SECURITIES, LLC

Statements of Changes in Member's Interest

| | Member's Equity | | Retained Earnings (Deficit) | | Total | |
|---|---|---|---|---|---|---|
| **Balance at January 1, 2010** | $ | 11,000 | $ | 365 | $ | 11,365 |
| Net loss | | - | | (21,358) | | (21,358) |
| Capital contribution | | 30,144 | | - | | 30,144 |
| **Balance at December 31, 2010** | $ | 41,144 | $ | (20,993) | $ | 20,151 |
| Net income | | - | | 134,369 | | 134,369 |
| Distribution | | (164,150) | | | | (164,150) |
| Capital contribution | | 21,000 | | - | | 21,000 |
| **Balance at December 31, 2011** | $ | (102,006) | $ | 113,376 | $ | 11,370 |

See notes to financial statements.

## ALPHA OMEGA CAPITAL SECURITIES, LLC

Statements of Cash Flows

| | For the Years Ended December 31, | | | |
|---|---|---|---|---|
| | 2011 | | 2010 | |
| **Cash flows from operating activities** | | | | |
| Net loss | $ | 134,369 | $ | (21,358) |
| Adjustments to reconcile net income to net cash provided by (used in) operating activities | | | | |
| Costs paid directly by parent | | - | | 22,500 |
| Changes in assets and liabilities: | | | | |
| Decrease (increase) in accounts receivable | | 7,500 | | (7,500) |
| Decrease (increase) in prepaid expenses | | 2,699 | | (1,064) |
| Increase in accounts payable | | 3,621 | | 731 |
| (Decrease) in deferred revenue | | - | | (15,000) |
| **Net cash provided by (used in) operating activities** | | 148,189 | | (21,691) |
| **Cash flows from operating activities** | | | | |
| Capital distribution to parent | | (164,150) | | - |
| Capital contribution from parent | | 21,000 | | 7,645 |
| **Net cash provided by (used in) financing activities** | | (143,150) | | 7,645 |
| **Net (decrease) increase in cash** | | 5,039 | | (14,046) |
| **Cash and cash equivalents, beginning** | | 10,683 | | 24,729 |
| **Cash and cash equivalents, ending** | $ | 15,722 | $ | 10,683 |
| **Supplemental disclosure of noncash financing activities** | | | | |
| Capital contribution from parent | $ | - | $ | 22,500 |

See notes to financial statements.

# ALPHA OMEGA CAPITAL SECURITIES, LLC

Notes to Financial Statements
December 31, 2011 and 2010

## Note 1 – Organization and nature of business

***Organization*** – Alpha Omega Capital Securities, LLC (the "Company") is a wholly owned subsidiary of Alpha Omega Capital Partners, LLC (the "Parent") incorporated in the state of Virginia on August 4, 2004. The Company is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority, Inc. (FINRA). The Company intends to act as an introducing broker engaging primarily in debt and equity placements.

The Parent is a structured business transfer, business valuations and growth services company. The Parent's liability, as the sole member of the Company, is limited in that in any proceeding brought by or in the name of the Company, the Parent shall not have liability for damages other than for willful misconduct or a knowing violation of the criminal law.

## Note 2 – Summary of significant accounting policies

***Basis of presentation*** – The preparation of the Company's financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions as to reported amounts and disclosures in the financial statements. Management believes that the estimates used in preparing the financial statements are reasonable and prudent. Actual results could differ from the estimates included in the financial statements.

***Cash and cash equivalents*** – For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

***Fee revenue*** – The Company's revenues are generated primarily through providing merger and acquisition and private financing placement-related advisory services. The Company receives non-refundable, upfront advisory fees in most transactions. Advisory fees that are received upon the start of the engagement are deferred and recognized as the services are rendered based management's estimate of work performed and deliverables completed. Management estimates a reserve related to refundable advisory fees based on past experience and current knowledge of the transaction, however, at December 31, 2011 and 2010 management determined that a reserve was not needed. Upon closing the transaction the Company is awarded a success fee, which is typically a percentage of the total sales price, and recognizes this revenue at closing when earned.

***Income taxes*** – The Company has elected to be treated as a limited liability company for Federal, state and local income tax purposes. Accordingly, all items of income, expense, gain and loss of the Company are generally reportable on the tax return of its member. Management has evaluated all tax positions that could have a significant effect on the financial statements and determined the Company did not have any uncertain income tax positions at December 31, 2011 and 2010, respectively.

***Fair Value Measurements*** – The carrying amounts of total current assets and total liabilities approximates fair value because of the short term nature of these instruments or that the contractual interest rates associated with these assets or liabilities are considered to be at market rates.

**Note 2 – Summary of significant accounting policies (concluded)**

***Reclassification*** – Certain amounts from the 2010 financial statements have been reclassified to conform with the 2011 presentation.

**Note 3– Related party transactions**

The Company is charged an allocable portion of certain costs, including employee compensation and benefits, occupancy, depreciation of fixed assets and general and administrative costs, all incurred by its Parent on behalf of the Company. These costs are allocated to the Company using various measures that management believes are consistent with the types of costs covered by an expense agreement with the Parent. The Company paid to the Parent $27,000 and $52,875 for the years ended December 31, 2011 and 2010, respectively, for occupancy and general and administrative costs.

**Note 4 – Net capital requirements**

As a registered broker-dealer, the Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule ("Rule 15c3-1"). Rule 15c3-1 requires the maintenance of minimum net capital of $5,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 further requires that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1.

In addition, certain advances, payment of dividends and other equity withdrawals are subject to certain notification provisions of Rule 15c3-1.

At December 31, 2011 and 2010, the Company had net capital of $11,370 and $9,952, respectively, as defined under Rule 15c3-1, which exceeded the requirements by $6,370 and $4,952, respectively. The Company's ratio of aggregate indebtedness to net capital at December 31, 2011 and 2010 was .38 to 1 and .07 to 1, respectively.

**Note 5 – Concentration of credit risk**

The Company places its cash and cash equivalents on deposit with financial institutions in the United States. The Federal Deposit Insurance Corporation (FDIC) provides insurance coverage for up to $250,000 for substantially all depository accounts and temporarily provides unlimited coverage, through December 31, 2012, for certain qualifying and participating non-interest bearing transaction accounts. The Company, from time to time, may have amounts on deposit in excess of the insured limits. As of December 31, 2011 and 2010, the company had no uninsured deposits.

**Note 6 – SIPC supplemental report**

Broker-dealers registered with the Securities and Exchange Commission, with some limited exceptions, are required to be members of the Securities Investor Protection Corporation ("SIPC"). The Company is a member of SIPC. Beginning for fiscal years ending after April 30, 2009, SIPC members that have net operating revenues of more than $500,000, must complete the SIPC supplemental report under SEA Rule 17a-5(e)(4). The Company was not required to have a supplemental report filed under SEA Rule 17a-5(e)(4) due to net operating revenue being less than $500,000.

## ACCOMPANYING INFORMATION


CHERRY
BEKAERT&
HOLLAND
CERTIFIED PUBLIC
ACCOUNTANTS &
CONSULTANTS

**Report of Independent Auditors on Accompanying Information**

The Board of Directors
Alpha Omega Capital Securities, LLC
Richmond, Virginia

We have audited the accompanying financial statements of Alpha Omega Capital Securities, LLC. (the "Company") as of and for the years ended December 31, 2011, and 2010 and have issued our report thereon dated February 27, 2012. Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying information on pages 9 and 10 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Cherry, Bekaert & Holland, L.L.P.

Richmond, Virginia
February 27, 2012

**ALPHA OMEGA CAPITAL SECURITIES, LLC**

Schedule I - Computation of Net Capital
Under Rule 15c 3-1

| | As of December 31, 2011 | As of December 31, 2010 |
|---|---|---|
| Total member's equity | $ 11,370 | $ 20,151 |
| Accounts receivable | - | (7,500) |
| Prepaid expenses | - | (2,699) |
| Net capital before haircuts on securities positions and other | 11,370 | 9,952 |
| **Net capital** | 11,370 | 9,952 |
| **Schedule of aggregate indebtedness** | | |
| Accounts payable | 4,352 | 731 |
| Deferred revenue | - | - |
| **Total aggregate indebtedness** | 4,352 | 731 |
| **Computation of basic net capital requirement** | | |
| Minimum required net capital | 5,000 | 5,000 |
| Excess of net capital over minimum required | $ 6,370 | $ 4,952 |
| Ratio of aggregate indebtedness to net capital | .38 to 1 | .07 to 1 |
| **Reconciliation with company's computation of net capital** | | |
| Net capital as reported in Company's Part IIA (Unaudited) | | |
| Focus Report | 11,697 | - |
| Net audit adjustments | (327) | - |
| **Net capital per above** | $ 11,370 | $ - |

*There were no material differences between the audited Computation of Net Capital and Aggregate Indebtedness included in this report and the corresponding schedule in the Company's unaudited December 31, 2011 Part 11A FOCUS filing that was amended in February of 2012.*

**Alpha Omega Capital Securities, LLC**

Schedule II – Computation for Determination of Reserve Requirements
And Information Relating to Possession or
Control Requirements Under Rule 15c3-3

December 31, 2011 and 2010

The Company claims exemption from the provisions of Rule 15c3-3 of the Securities and Exchange Commission under paragraph k (2)(i) of that Rule.


CHERRY
BEKAERT&
HOLLAND
CERTIFIED PUBLIC
ACCOUNTANTS &
CONSULTANTS

Board of Directors
Alpha Omega Capital Securities, LLC
Richmond, Virginia

In planning and performing our audits of the financial statements of Alpha Omega Capital Securities, LLC (the "Company"), as of and for the years ended December 31, 2011 and 2010 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1) Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify internal controls of financial reporting that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011 and 2010, to meet the SEC's objectives, except as identified above.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Cherry, Bekaert & Holland, L.L.P.

Richmond, VA
February 27, 2012